ZeroFox Holdings, Inc.

1834 S. Charles Street

Baltimore, MD 21230

September 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	ZeroFox Holdings, Inc.

File No. 333-271028

Ladies and Gentlemen:

ZeroFox Holdings, Inc. (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s filing (the “Filing”) made on September 20, 2023 of its Rule 424(b)(3) prospectus which was incorrectly filed on EDGAR as a post-effective amendment (File No. 333-271028). The related post-effective Amendment No. 1 to Form S-1 on Form S-3 registration statement was filed on September 12, 2023 and declared effective by the Commission on September 20, 2023.

If you have any questions with respect to this matter, please contact Jeffrey N. Ostrager of Venable LLP, counsel to the Registrant, at (212) 218-2142.

Very truly yours,

ZEROFOX HOLDINGS, INC.

By:	/s/ Timothy S. Bender
Name:	Timothy S. Bender
Title:	Chief Financial Officer

cc:	Thomas P. FitzGerald, ZeroFox Holdings, Inc.

Jeffrey N. Ostrager, Venable LLP